Nine Months 2007 Results

22 November 2007

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp41.57 trillion (As of 30 September 2007)

Issued shares

5,433,933,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price IIT

US$42.47 (As of 30 September 2007)

Hi/Lo (3 mo) US$43.67/US$33.39

Share Price ISAT

Rp7,700 (As of 30 September 2007)

Hi/Lo (3 mo) Rp7,700/Rp6,550

Major Shareholders (As of 30 September 2007)

Indonesia Communications Ltd     39.96%

Indonesia Communications Pte.      0.85%

Government of Indonesia              14.29%

Public                                             44.90%

IDR  to  USD Conversion

1 USD = Rp9,137 (30 September 2007)

Board of Directors

President Director –Johnny Swandi Sjam

Deputy Pres. Dir. - Kaizad B. Heerjee

Jabotabek & Corp Sales Dir. – Fadzri Sentosa

Marketing Dir. – Guntur S. Siboro

Regional Sales Dir. – Syakieb A. Sungkar

Network Dir. – Raymond Tan

Information Technology  Dir – Roy Kannan

Finance Dir./CFO – Wong Heang Tuck

Corporate Svc. Dir. –  Wahyu Wijayadi

Major Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

PT Starone Mitra Telekomunikasi (55.36%)

Corporate and Bond Ratings

Moodys : Ba1/Stable for Local Currency

  :Ba2/Stable for Senior Unsecured  Foreign Currency

S&P

:BB/Stable/NR for Corporate Credit

:BB/Senior Unsecured Foreign Currency
Pefindo

:idAA+/Stable for Obligation

:idAA+/Stable for Sukuk Ijarah

Financial Summary For Period Ended 30 September

In Rp Billion	9M -2006	9M -2007	(%) Change
Operating Revenues	8,871.9 (Net)	11,880.0 (Gross)	33.9%
Operating Expense	6,425.0 (Net)	8,675.4 (Gross)	35.0%
Operating Income	2,447.0	3,204.4	31.0%
Other Income (Expenses)	(1,072.1)	(1,134.5)	5.8%
Net Income	927.2	1,445.1	55.9%
EBITDA	5,095.5	6,258.3	22.8%
EPS (in Rp)	170.6	265.9	55.9%

Balance Sheet

	9M -2006	9M -2007	(%) Change
Total Assets	33,833.0	41,262.4	22.0%
Total Liabilities	19,114.0	25,317.5	32.5%
Total Stockholders Equity	14,719.0	15,945.0	8.3%

Financial Ratios

	Formula	9M-2006	9M-2007
EBITDA Margin	EBITDA / Operating Revenues	57.4%	52.7%
Interest Coverage	EBITDA/Interest Expense	560.0%	623.2%
Gross Debt to Equity	Gross Debt /Total Equity	78.7%	95.1%
Net Debt to Equity	Net Debt / Total Equity	55.4%	55.6%

Highlights of the 9M-2007

•

Starting this year, Indosat reported its revenue on a gross basis. The following is the comparative figure if we use previous (net) reporting format.

	9M-2006	9M-2007	Change (%)
Revenue	8,871.9	10,883.8	22.7%
EBITDA	5,095.5	6,258.3	22.8%
EBITDA Margin	57.4%	57.5%	0.07%

•

Indosat has been continuing its growth momentum since 3Q 2006 as reflected in continue growth of operating revenues and net income.

•

Cellular business dominates the revenues of the company. Over the same period last year, cellular revenues grew by 37.7% in the 9M-2007 due to increase in subscriber base reaching 22.0 million representing a 54.8% growth on a year-on-year basis and a 31.7% growth over the subscriber base at the end of December 2006. Changes in our reporting format also contributed to the increase.

•

Fixed data services revenues became the second revenue contributor. It was Rp.1,568.2 billion, an 11.0% growth compared to the same period last year primarily due to increase revenues in Internet, Leased Line and IP VPN.

•

Fixed voice services revenues also grew. It was Rp.1,165.3 billion, an increase of 42.6% compared to same period last year mainly due to change of reporting format and increase in international call (IDD) revenue especially incoming traffic revenue  and due to increase in fixed wireless services revenue.

Investor Relations Division

PT Indosat Tbk.

Jl Medan Merdeka Barat 21

Jakarta – Indonesia

Ph+62213869614/300030001

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

INDOSAT REPORTED NINE MONTHS 2007

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORTS

Jakarta, 22 November 2007.  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated Nine Months Year 2007 limited review of financial and operational results reports from its independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 30 September 2007 amounting to Rp.11,880.0 billion and Rp.3,204.4 billion respectively. Net income was recorded as Rp.1,445.1 billion. Cellular, Fixed Data (MIDI), and Fixed Voice services contributed 77%, 13% and 10% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Operating revenues

Cellular services. In the Nine Months Year 2007, Indosat recorded cellular operating revenues of Rp.9,146.5 billion, an increase of 37.7% from Rp.6,641.4 billion in the Nine Months Year 2006 due to increase in subscriber base. Using the net reporting format, our cellular operating revenues would be Rp.8,428.1 billion, an increase of 26.9% from the same period of last year. As of 30 September 2007 Indosat reached 22.0 million subscribers or a total net add of 5.3 million subscribers from end of 2006.

Fixed Data (MIDI) services. Operating revenues from fixed data services grew 11.0%, from Rp1,413.4 billion in 9M-2006 to Rp.1,568.2 billion in 9M-2007. The increase in fixed data revenues was primarily due to increase revenues in Internet, leased lines and IP VPN.

Fixed Voice services. Operating revenues from Fixed Voice services increased from Rp.817.2 billion to Rp.1,165.3 billion or grew by 42.6% on a year-on-year basis mainly due to change of reporting format, increase of international call (IDD) revenue and increase of fixed wireless services revenue. The increase in IDD revenue was driven by increase in IDD traffic mainly in incoming traffic. On a net basis, the growth of fixed voice revenues would be 8.6% from Rp817.2 billion in the Nine Months 2006 to Rp887.5 billion in the Nine Months 2007.

Operating expenses

Operating expenses increased by Rp.2,250.6 billion, or 35.0%, from Rp.6,425.0 billion in the 9M-2006 to Rp.8,675.6 billion for the 9M-2007. The increase are mostly due to the new reporting format for the interconnection/compensation, increase in depreciation & amortization, personnel, other cost of services, marketing, maintenance, administration & general, and leased circuit.

Compensation expenses. It increased by Rp.957.2 billion or 340.3% from Rp.281.3 billion in the 9M-2006 to Rp.1,238.5 billion for the 9M-2007. The increase in compensation expenses was primarily due to a change in reporting format of the interconnection expense. If we use the previous reporting format, compensation expenses would be decreased by 13.8% which was mainly driven by larger on-net traffic and lower interconnection expenses resulted from new cost based interconnection tariff which is implemented since January 2007.

Depreciation and amortization expenses. It increased by Rp.405.3 billion or 15.3% from Rp.2,648.5 billion in the 9M-2006 to Rp.3,053.9 billion for the 9M-2007. The increase in depreciation expenses was due to the increase in capital expenditures mainly in cellular equipments.

Personnel expenses. It increased by Rp.224.1 billion, or 22.8%, from Rp.981.0 billion in 9M-2006 to Rp.1,205.0 billion in 9M-2007. Personnel expenses grew primarily due to increases in yearly employee remunerations including accrual bonus, pension benefits and income tax.

Other Cost of Services expenses. It increased by Rp.220.1 billion, or 18.3%, from Rp.1,205.4 billion in 9M-2006 to Rp.1,425.5 billion in 9M-2007. The increase was due to increase in frequency fee, rental sites and utilities as the impact of cellular expansion.

Marketing expenses. It increased by Rp.198.5 billion or 63.7%, from Rp.311.7 billion in 9M-2006 to Rp.510.1 billion in 9M-2007. The increase was due to aggressive marketing campaigns & promotion and customer loyalty programs.

Maintenance expenses. It increased by Rp.136.1 billion, or 33.0%, from Rp.412.3 billion in 9M-2006 to Rp.548.4 billion in 9M-2007. Maintenance expenses grew in line with new equipments installed including increase in additional number of buildings & spare parts.

Administration & General expenses. It increased by Rp.63.0 billion or 13.9%, from Rp454.5 billion in 9M-2006 to Rp 517.6 billion in 9M-2007. The increase was due to increase in professional fee, traveling and utilities for offices.

Leased Circuit Expenses. It increased by Rp.46.2 billion, or 35.5%, from Rp.130.3 billion in 9M-2006 to Rp.176.5 billion in 9M-2007. Leased circuit expenses grew primarily due to internet circuit and transponder leasing in relation to increase in Fixed Data (MIDI) services and cellular services.

Other expenses

Indosat recorded an increase in other expenses from Rp.1,072.1 billion in 9M-2006 to Rp.1,134.5 billion in 9M-2007 due to the followings:.

Gain (Loss) on Foreign Exchange-Net. Indosat recorded a loss in net-foreign exchange of Rp.26.2 billion in the 9M- 2007 compared to a gain of Rp.175.9 billion in 9M-2006 due to weakening of the Rp against the US Dollar during Nine Months of this year compared to strengthening of Rp against US Dollar during the same period of last year.

Gain (Loss) on change in fair value of derivative-net. Our derivative loss is significantly decreased by Rp.233.1 billion or 97.6%, from Rp.238.8 billion in 9M-2006 to Rp.5.7 billion in 9M-2007. The decrease was due to appreciation of Rupiah in 9M-2006 (compare to year end 2005), while depreciation Rupiah in 9M-2007 (compare to year end 2006).

Interest income. It decreased from Rp.168.6 billion in 9M-2006 to Rp.151.2 billion in 9M-2007 due to the lower average interest rate.

Financing cost. It increased by 8.7% from Rp.946.4 billion in 9M-2006 to Rp.1,028.6 billion in 9M-2007, due to drawdown from new bond in May 2007.

EBITDA and EBITDA margin

Indosat recorded 9M-2007 EBITDA of Rp.6,258.3 billion or increased by 22.8% compared to same period in 2006. Using the net format report, the 9M-2007 EBITDA margin was 57.5% or slightly increased from 57.4% in 9M 2006.

Net income

Indosat recorded 9M-2007 net income of Rp.1,445.1 billion or increased by 55.9% compared to the same period in 2006.

Status of debt

As of 30 September 2007, the Company had outstanding debt of Rp15,161.6 billion which includes loans payable (including current maturities and unamortized debts issuance cost) of Rp2,308.6 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp12,853.0 billion. The debt composition was USD denominated of 34.6% and Rupiah denominated of 65.4%. The portion of Rupiah debt increased as we recently issued Rupiah Bond V and Sukuk Ijarah II in May 2007. We had hedging facility amounting to USD400.0 million or representing 68.9% of our USD denominated borrowings. While the cash position as at 30 September 2007 was Rp6,303.9 billion, therefore the net debt was Rp8,857.7 billion. Detail of debt status is shown in attachment 1.

Capital expenditures

In 9M-2007, Indosat committed Rp10,284.0 billion for capital expenditure with the following breakdown: (i)Rp8,839.2 billion for cellular network, (ii) Rp862.7 billion for fixed telecom, fixed data, backbone and subsidiary capital expenditures, (iii)Rp540.1 billion for network and IT  and (iv) Rp42.0 billion for Regionals and Properties

For 2007, Indosat plans to spend the capital expenditure of US$1.2 Billion of which around 80% will be allocated for cellular business.

Network Development Updates

In nine months of 2007, we have installed 2,192 new BTSs, and as a result, our BTSs as of September 30, 2007 were 9,413. Our coverage with this new BTS installation would have covered all provinces, 424 Regencies or 96% of total regencies in Indonesia and 2,963 districts or 55% of total districts in Indonesia. As of 9M 2006, we operate 6.459 BTS, 169 base station controllers and 47 mobile switching centers.

As of 30 September	End 2006	9M 2007	New
Base Stations	7,221	9,413	2,192
Base station controllers	177	225	48
Mobile switching centers	49	54	5

Cellular Marketing initiatives

We launched new cellular marketing initiatives in 9M-2007 which mainly consist of the following:

a.

In addition to our freetalk 5 hours for 2 consecutive days for every minimum reload of Rp25,000, in August 2007, Indosat launched new Mentari Freetalk Rp.5,000 which offers Rp.5,000 free of voice call for the same day for customers who use their pulses of minimum Rp.5,000 for voice call and regular SMS. The program will be valid until January 8, 2008. However, free 5 hours night talk has been postponed between September 11 to October 16, 2007.

b.

In August 2007, Indosat launched voucher Mentari of Rp.5,000 as a new denomination of micro prepaid reloads with active period for 7 days and extended the active period for voucher Mentari Rp.10,000 from 15 days to 30 days.

c.

In September 2007 Indosat extended Mentari 50 program which offers competitive tariff for only Rp.50/30sec during weekend for Mentari customers to other 4 Indosat registered customers. The program has been extended until Januari 8, 2008.

d.

In September 2007, Indosat launched Mentari Hebat 50 in Sulampapua, Lampung, Pontianak and Batam. In Sulampapua, Mentari customers can enjoy competitive tariff for only Rp.50/30sec for the whole week starting from the first minute while Mentari customers in Lampung, Pontianak and Batam can enjoy this program after 2 minutes. The program will be valid until January 8, 2008.

e.

In certain areas, Indosat offers IM3 customers flat tariff Rp.400/30sec to all local calls. The program is offered for IM3 customers outside Java excluding Batam, Lampung and Pontianak. The program will be valid until January 8, 2008.

f.

In September 2007, Indosat offers competitive SMS tariff Rp.88 per SMS (Off-net) for IM3 customer in Bali and Nusa Tenggara area, Sulawesi, Maluku, Papua and also Medan/Nanggroe Aceh Darussalam.

g.

During festive season, starting mid September to mid October, Indosat launched festive Mudik Campaign. In this event, Indosat campaign all program in a basket marketing initiatives mostly offers VAS products as such I-Ring, I-Menu which offers Location Based Services (LBS) and other VAS products. In addition, Indosat also provided tents in several big cities for Indosat customers to get Indosat products or just for take a rest.

h.

Starting September 2007 until end of March 2008, Indosat offers Matrix customers who are doing Hajj & Umroh in Saudi Arabia to have special International roaming tariff of Rp.400/6sec for calls from Indonesia.

i.

We continue our retention and loyalty program called Poin Plus Plus. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on reload for prepaid customers, billing for postpaid customers and customer lifetime. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp. 100 usage or reload. Points can be exchanged with various type of rewards i.e. pulse, SMS and I-Ring. Points can also be utilized to enter competitions to win cars, handset and other various rewards periodically. The program will be valid until December 31, 2007.

Fixed Data (MIDI) Services

In order to provide best quality service, in August 2007 Indosat started to offer feeding point solution which is a part of Indosat TV Link services which supports broadcasters to send live and non-live (recorded) programs from some points in Jakarta area.

In early September 2007, Indosat introduced Disaster Recovery Center (DRC) service to fulfill highly market demand from large enterprise especially from Banking and Oil & Gas segment for Disaster Recovery Center (DRC).

Fixed Voice Services

International call services

As of 30 September 2007, Indosat recorded total international call traffic of Indosat of 1,096 million minutes, an increase of 34.3% compared to the same period last year driven by growth of incoming international call.

Starting April 2007, Indosat launched promotion program for FlatCall services which offered IDD tariff of Rp.85 per 6 second (including airtime and VAT) to Indosat cellular customers when they dial IDD calls using 01016 access code. This program is applied for calls generated from Indosat GSM & Fixed Wireless customers to top 15 destination countries. This quarter, we applied new promotion as Rp. 1,900 per minute from Cirebon to Saudi and UAE. The program will be valid until December 31, 2007.

Fixed Wireless Access Services (Star One)

As of 30 September 2007 Indosat fixed wireless access subscriber base were 516,979 comprised of 29,512 postpaid subscribers and 487,467 prepaid subscribers. The blended ARPU was Rp 35,718 derived from Postpaid ARPU of Rp.182,810 and Prepaid ARPU of Rp.26,960.

Indosat launched a competitive program for Starone which offers cheap local calls Rp.19 per minutes to all Starone customers until end of October 2007. In addition of those promotion, StarOne launched in Bandung to enlarge commercial coverage.

RECENT DEVELOPMENTS

Second Loan Drawdown from BCA

In October 2007, Indosat made the second loan drawdown from BCA amounting Rp800 billion which makes the total loan of Rp1,600 billion from BCA to support capital expenditure 2007.

Loan Facility from Bank DBS Indonesia

In November 2007, Indosat and Bank DBS Indonesia signed a loan agreement amounting to Rp 500 billion. This is a negative pledged loan that will mature in 5 years and carries fixed interest rate for the first and second year and floating rate for the next three years.

Fully Repaid Principle and 20th Period Interest of Bond II and Sharia Mudharabah

In November 2007, Indosat fully repaid the principle and its 20th period interest of Indosat Bond II Series A amounting to Rp775 billion, Series C amounting to Rp100 billion, the Sharia Mudharabah of year 2002 amounting to Rp175 billion.

Campaign Mentari Rp.0

In October 2007, Indosat launched new marketing initiatives for Mentari customers namely Mentari Rp.0 which is offers free talk as Rp.5,000 voice call for the same day for customers who use their pulses of minimum Rp.5,000 for voice call and regular SMS. We believe this marketing campaign will increase Mentari awareness.

Matrix Auto

In November 2007, Indosat launched Matrix Auto which is a combination of postpaid and prepaid products in one SIM card which enable customers to enjoy facilities and benefits of both postpaid and prepaid. Matrix Auto customers can set their credit limit based on their needs and control their usage in real time. Customers will also have single tariff and can receive reminder from their postpaid account when they reach their credit limit and automatically become prepaid customers.

Upgrade speed of 3.5G broadband

In November 2007, Indosat upgraded speed of our 3.5G/HSDPA broadband wireless services up to 7.2 Mbps in 50 BTS in Indonesia or available in Jakarta and Surabaya.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1

PT Indosat Tbk and Subsidiaries

Status of Debt

For The Nine Months Ended 30 September 2007

Facility	Amount	Maturity	Interest Rate
INDOSAT
IDR Bond
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Bonds V (Rp billion)	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
USD Bond
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syariah Bond
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II (Rp billion)	400	2014	Fixed Ijarah Return amounting to Rp10.2 payable on a quarterly basis
IDR Loan
Mandiri Loan (Rp billion)	800	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan (Rp billion)	800*	1012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
USD Loan
Finnish Export Credit Facility (US$ Million)	30.4	2011	Fixed 4.15% p.a.
Goldman Sachs International (“GSI”) (Rp billion)	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion.
			Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
LINTASARTA
IDR Bond
Limited Bonds (Rp billion)	56.4**	2009 & 2007	Floating maximum 19% p.a. and minimum 11% p.a.
IDR Loan
Loans payable from Niaga (Rp billion)	46.1	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%

*Current status see Recent Development

**After elimination of limited bonds issued to the Company

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	9M-06	9M-07	Chane %
Internet (from IM2)	272,406	333,132	7.20%
Satellite (Indosat Consolidated)	100,333	70,272	-36.49%

Attachment 2

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 September 2006 and 2007

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		30 September 2006	30 September 2007
		1	2	3=(2-1)/1
CELLULAR

Prepaid	subs	(385,542)	5,269,934	N.A
Postpaid	subs	106,451	52,017	-51.1%
Total Net Additions	subs	(279,091)	5,321,951	N.A

Prepaid	subs	13,450,504	21,148,714	57.2%
Postpaid	subs	782,585	877,876	12.1%
Total Cellular Subscribers	subs	14,233,362	22,026,590	54.8%

ARPU Postpaid	Rp	53,030	47,351	-9.0%
ARPU Prepaid	Rp	201,984	180,912	-10.4%
ARPU Blended	Rp	59,788	53,421	-10.6%
BTS (2G & 3G)	Unit	6,459	9,413	45.7%
MOU Blended	Minutes	48.1*	47.6	N.A

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	7,840	19,195	144.8%
Domestic High Speed Leased Circuit	cct/64k	32,347	50,664	56.6%
Satellite Transponder Leased (external usage)	#transp	12.3	13.7	11.6%
Datacom
International High Speed Leased Circuit	cct/64k	812	1,054	29.8%
Domestic High Speed Leased Circuit	cct/64k	6,771	10,513	55.3%
Frame relay	port	1,037	799	-23.0%
IPVPN	cct/64k	4,740	5,837	23.1%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,210	975	-19.4%
Frame Relay	access	4,134	4,590	11.0%
VSAT	terminal	1,758	1,815	3.2%
IPVPN	link	2,926	3,890	32.9%

IM2
Internet Dial Up	user	28,329	24,334	-14.1%
Internet Dedicated	link	670	1,354	102.15
IPVPN	link	194	335	72.7%

IDD

Outgoing Traffic	000 min	107,301,115	202,600,569	88.8%
Incoming Traffic	000 min	708,660,719	893,508,776	26.1%
Total Traffic	000 min	815,961,834	1,096,109,345	34.3%
I/C Ratio	-	6.60	4.41	-33.2%

Fixed Wireless

Prepaid	subs	210,385	487,467	131.7%
Postpaid	subs	21,631	29,512	36.4%
Total Subscribers	subs	232,016	516,979	122.8%

ARPU Prepaid	Rp	27,828	26,960	-3.1%
ARPU Postpaid	Rp	239,892	182,810	-23.8%
ARPU Blended	Rp	45,905	35,718	22.2%

EMPLOYEES
Indosat and its subsidiaries	person	7,818	7,689	-1.7%
(Including non permanent employees)

*Include free minute

Attachment 3

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended September 30,
	2006	2007		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	6,641.4	9,146.5	1,001.1	37.7%
Multimedia, Data Communication, Internet (“MIDI”)	1,413.4	1,568.2	171.6	11.0%
Fixed Telecommunication	817.2	1,165.3	127.5	42.6%
TOTAL OPERATING REVENUES	8,872.0	11,880.0	1,300.2	33.9%

OPERATING EXPENSES
Depreciation & amortization	2,648.5	3,053.9	334.2	15.3%
Compensation to telecommunications carriers and service providers	281.3	1,238.6	135.6	340.3%
Personnel	981.0	1,205.0	131.9	22.8%
Maintenance	412.3	548.4	60.0	33.0%
Marketing	311.7	510.1	55.8	63.7%
Administration and general	454.5	517.6	56.7	13.9%
Leased circuits	130.3	176.5	19.3	35.5%
Other costs of services	1,205.4	1,425.5	156.0	18.3%
TOTAL OPERATING EXPENSES	6,425.0	8,675.6	949.5	35.0%

OPERATING INCOME	2,447.0	3,204.4	350.7	31.0%

OTHER INCOME (EXPENSES)
Interest income	168.6	151.2	16.5	-10.3%
Financing cost	(946.4)	(1,028.6)	(112.6)	8.7%
Amortization of goodwill	(169.9)	(169.9)	(18.6)	0.0%
Gain (loss) on foreign exchange - net	175.9	(26.2)	(2.9)	-114.9%
Loss on change in fair value of derivatives - net	(238.8)	(5.7)	(0.6)	-97.6%
Others - net	(61.5)	(55.3)	(6.0)	-10.1%
TOTAL OTHER INCOME (EXPENSES)	(1,072.1)	(1,134.5)	(124.2)	5.8%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	(0.1)	0.0	0.0	-100.0%

INCOME BEFORE INCOME TAX	1,374.8	2,069.9	226.5	50.6%

INCOME TAX EXPENSE
Current	130.8	455.9	49.9	248.5%
Deferred	287.3	141.1	15.4	-50.9%
TOTAL INCOME TAX EXPENSE	418.1	597.0	65.3	42.8%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	956.7	1,472.9	161.2	54.0%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(29.5)	(27.8)	(3.0)	-5.8%

NET INCOME	927.2	1,445.1	158.2	55.9%

BASIC EARNINGS PER SHARE	172.02	265.95	0.03	54.6%

DILUTED EARNINGS PER SHARE	170.27	265.95	0.03	56.2%

BASIC EARNINGS PER ADS (50 B shares per ADS)	8,600.90	13,297.27	1.46	54.6%

DILUTED EARNINGS PER ADS	8,513.36	13,297.27	1.46	56.2%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2007 of Rp9,137 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

Attachment 4

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 AS OF SEPTEMBER 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	3,438.0	6,303.9	689.9
Short-term investments - net of allowance	-	-	-
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	62.6	7.3	0.8
Others	176.1	189.7	20.8
Third parties	1,070.3	1,038.3	113.6
Others
Third parties	18.5	12.4	1.3
Inventories	72.3	114.2	12.5
Derivative assets	16.2	20.9	2.3
Advances	28.5	34.4	3.8
Prepaid taxes	1,013.3	804.0	88.0
Prepaid expenses	276.0	639.3	70.0
Other current assets	24.9	41.2	4.5
Total Current Assets	6,196.7	9,205.6	1,007.5

NON-CURRENT ASSETS
Due from related parties – net of allowance	29.5	47.2	5.2
Deferred tax assets - net	54.0	76.0	8.3
Investment in associated companies – net of allowance	0.4	0.3	0.0
Other long-term investments – net of allowance	2.7	2.7	0.3
Property and equipment - net	23,928.6	27,756.5	3,037.8
Goodwill and other intangible assets - net	2,736.5	2,391.3	261.7
Long-term receivables	105.0	101.0	11.1
Long-term prepaid pension - net of current portion	235.7	213.3	23.4
Long-term advances	226.7	1,007.8	110.3
Others	317.2	460.7	50.4
Total Non-current Assets	27,636.3	32,056.8	3,508.5

TOTAL ASSETS	33,833.0	41,262.4	4,516.0

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2007 of Rp9,137 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	16.9	8.9	1.0
Third parties	249.5	348.1	38.1
Dividend Payable	4.3	4.7	0.5
Procurement payable	3,232.5	4,580.1	501.3
Taxes payable	107.7	302.6	33.1
Accrued expenses	1,035.5	1,392.5	152.4
Unearned income	613.8	786.0	86.0
Deposits from customers	87.5	91.1	10.0
Derivative liabilities	114.3	197.7	21.6
Current maturities of:
Loans payable	130.4	257.2	28.1
Bonds payable	5.5	1,050.0	114.9
Other current liabilities	25.5	74.6	8.2
Total Current Liabilities	5,623.4	9,093.5	995.2

NON-CURRENT LIABILITIES
Due to related parties	19.6	23.6	2.6
Deferred tax liabilities - net	1,162.8	1,412.1	154.5
Loans payable - net of current maturities
Related parties	634.3	715.0	78.2
Third parties	922.6	1,336.4	146.3
Bonds payable - net of current maturities	9,897.9	11,803.0	1,291.8
Other non-current liabilities	627.9	636.7	69.7
Total Non-Current Liabilities	13,265.1	15,926.8	1,743.1

MINORITY INTEREST	225.5	297.1	32.5

STOCKHOLDERS’ EQUITY
Capital stock	543.4	543.4	59.5
Premium on capital stock	1,546.6	1,546.6	169.2
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.2
Stock options	-	-	-
Difference in foreign currency translation	0.3	3.3	0.3
Retained Earnings
Appropriated	66.2	80.3	8.8
Unappropriated	11,231.5	11,922.5	1,304.9
Net income for this period	927.2	1,445.1	158.2
Total Retained Earnings	12,224.9	13,447.9	1,471.9
Total Stockholders’ Equity	14,719.0	15,945.0	1,745.1

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	33,833.0	41,262.4	4,516.0

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2007 of Rp9,137 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	16.9	8.9	1.0
Third parties	249.5	348.1	38.1
Dividend Payable	4.3	4.7	0.5
Procurement payable	3,232.5	4,580.1	501.3
Taxes payable	107.7	302.6	33.1
Accrued expenses	1,035.5	1,392.5	152.4
Unearned income	613.8	786.0	86.0
Deposits from customers	87.5	91.1	10.0
Derivative liabilities	114.3	197.7	21.6
Current maturities of:
Loans payable	130.4	257.2	28.1
Bonds payable	5.5	1,050.0	114.9
Other current liabilities	25.5	74.6	8.2
Total Current Liabilities	5,623.4	9,093.5	995.2

NON-CURRENT LIABILITIES
Due to related parties	19.6	23.6	2.6
Deferred tax liabilities - net	1,162.8	1,412.1	154.5
Loans payable - net of current maturities
Related parties	634.3	715.0	78.2
Third parties	922.6	1,336.4	146.3
Bonds payable - net of current maturities	9,897.9	11,803.0	1,291.8
Other non-current liabilities	627.9	636.7	69.7
Total Non-Current Liabilities	13,265.1	15,926.8	1,743.1

MINORITY INTEREST	225.5	297.1	32.5

STOCKHOLDERS’ EQUITY
Capital stock	543.4	543.4	59.5
Premium on capital stock	1,546.6	1,546.6	169.2
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.2
Stock options	-	-	-
Difference in foreign currency translation	0.3	3.3	0.3
Retained Earnings
Appropriated	66.2	80.3	8.8
Unappropriated	11,231.5	11,922.5	1,304.9
Net income for this period	927.2	1,445.1	158.2
Total Retained Earnings	12,224.9	13,447.9	1,471.9
Total Stockholders’ Equity	14,719.0	15,945.0	1,745.1

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	33,833.0	41,262.4	4,516.0

(2)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2007 of Rp9,137 to US$ 1 (in full amounts)

Attachement 5

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from :
Customers	8,847.1	12,036.9	1,317.4
Refund of taxes	-	194.6	21.3
Interest income	171.2	147.5	16.1
Income from early termination of currency forward contract	-	3.7	0.4
Swap income from interest rate swap contract	3.9	1.4	0.2

Cash paid for:
Employees, suppliers and others	(3,525.7)	(5,351.4)	(585.7)
Financing cost	(851.8)	(912.6)	(99.8)
Taxes	(302.2)	(312.9)	(34.2)
Swap cost from cross currency swap contracts	(47.1)	(57.60	(6.3)
Net Cash Provided by Operating Activities	4,295.4	5,749.6	629.2

CASH FLOW FROM INVESTING ACTIVITIES
Capital contribution by minority interest in a subsidiary	31.8	47.7	5.2
Dividend income received from long-term investment	-	40.1	4.4
Proceeds from sale of property and equipment	1.0	0.3	0.0
Acquisition of property and equipment	(4,174.2)	(4,541.7)	(497.0)
Increase in long-term advances for purchase of property and equipment	-	(794.0)	(86.9)
Proceeds from sale of short-term investment	47.6	-	-
Acquisition of intangible asset	(320.0)	-	-
Net Cash Used in Investing Activities	(4,413.8)	(5,247.6)	(574.3)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from bonds payable	31.1	3,000.0	328.3
Proceeds from long-term loans	357.4	2,050.9	224.5
Repayment of long-term loans	(33.9)	(1,328.9)	(145.4)
Cash dividend paid by the Company	(808.6)	(705.1)	(77.2)
Swap cost from cross currency swap contracts	(29.8)	(31.3)	93.4)
Cash dividend paid by subsidiaries to minority interest	(7.3)	(9.8)	91.1)
Increase in restricted cash and cash equivalents	(1.0)	(6.4)	(0.7)
Proceeds from exercise of ESOP Phase II	287.9	-	-
Repayment of bonds payable	(956.7)	-	-
Net Cash Provided by (Used in) Financing Activities	(1,160.9)	2,969.4	325.0

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,279.3)	3,471.4	379.9

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,717.3	2,807.3	307.2

BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF A SUBSIDIARY	-	25.3	2.8

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,438.0	6,303.9	689.9